Exhibit 99.5

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	June 17, 2015 at 8.45 p.m.

Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (the “Company”) has today received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from FMR LLC concerning changes in share ownership described below.

The Company previously announced on June 12, 2015 that it had received a notification regarding possible changes in holdings from FMR LLC. According to the previous notification, the entities listed below would, upon the completion of the Company's U.S. public offering (the "U.S. Offering") and the full conversion of the convertible notes issued by the Company on May 28, 2015 (the “Convertible Notes”) but excluding the over-allotment option for the underwriters in the U.S. Offering, have a combined holding of shares and votes, through American Depositary Shares (“ADSs”), that would exceed 5 per cent.

According to the notification received today, following the completion of the U.S. Offering and the full conversion of the Convertible Notes, which both took place on June 16, 2015, the entities listed below hold through ADSs in aggregate 66,000,000 shares in the Company, which represent 6.73 per cent of all shares and votes in the Company. According to the notification, two entities, both for which FMR CO., INC is the investment manager, have holdings in the Company as follows:

Fund Name	Shares Held	%	Voting Rights Held	%
FID STK SEL SML CAP HC SUB	13,696,000	1.3963	13,696,000	1.3963
FID SM CP OPPS HEALTH CARE SUB	52,304,000	5.3325	52,304,000	5.3325
TOTAL	66,000,000	6.73	66,000,000	6.73

On the date of this release, the number of shares in the Company amounts to 980,851,935, of which 2,605,691 shares are held by the Company and its subsidiaries.

In Turku, June 17, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

David Cook, CFO
Tel. +358 2 2748 900, e-mail: david.cook@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com